EXHIBIT 3.1

CONFORMED COPY OF THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ROYALE ENERGY, INC.

Containing All Amendments Through July 9, 2008

I

The name of this corporation is Royale Energy, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

This corporation is authorized to issue two classes of shares, which shall be known as Common Stock and Preferred stock. The total number of shares of Common Stock which this corporation is authorized to issue is 10,000,000, and the total number of Preferred Stock this corporation is authorized to issue is 10,000,000. Upon adoption of this amended Article III, each two outstanding shares of Common Stock are converted into one share of Common Stock.

IV

The liability of the directors of this corporation for monetary damage shall be eliminated to the fullest extent permissible under California law. This corporation is also authorized, to the fullest extent possible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code), whether by by-law, agreement or otherwise, for breach of duty to this corporation and its shareholders in excess of that expressly permitted by Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to “California law” shall to that extent be deemed to refer to California law as so amended.